                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                ________________
                                  SCHEDULE TO
                                 (Rule 14d-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  Courtyard by Marriott II Limited Partnership
                           (Name of Subject Company)

                              CBM II Holdings LLC
                             CBM Joint Venture LLC
                          Marriott International, Inc.
                              MI CBM Investor LLC
                        Rockledge Hotel Properties, Inc.
                     (Names of Offerors and Other Persons)

                     Units of limited partnership interests
                         (Title of Class of Securities)
                                     NONE
                     (CUSIP Number of Class of Securities)

           W. Edward Walter                          Ward R. Cooper
    Rockledge Hotel Properties, Inc.           Marriott International, Inc.
         10400 Fernwood Road                          Dept. 52/923.23
        Bethesda, Maryland 20817                  10400 Fernwood Road
            (301) 380-9000                      Bethesda, Maryland  20817
                                                     (301) 380-3000
                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:

           J. Warren Gorrell, Jr.                         David G. Pommerening
             Bruce W. Gilchrist                           O'Melveny & Myers LLP
             Hogan & Hartson LL                Columbia Square, 555 Thirteenth Street, N.W.
Columbia Square, 555 Thirteenth Street, N.W.          Washington, D.C.  20004-1109
        Washington, D.C.  20004-1109                          (202) 383-5300
               (202) 637-5600

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
      Transaction Valuation (1): $214,318,612     Amount Filing Fee (2): $42,864
--------------------------------------------------------------------------------
(1) Calculated by multiplying $147,959, the per unit tender offer price, by 1,448.5, the total number of units sought in the tender offer.
(2) Calculated as 1/50 of one percent of the transaction value in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $42,864      Form or Registration No.:  Schedule 14A
                        -------                                 ------------
Filing Party: Courtyard by Marriott II Limited Partnership
              --------------------------------------------
Date Filed: May 11, 2000
            ------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


    Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER


     This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to an offer by CBM II Holdings LLC, a Delaware limited liability company (the "Purchaser") and an indirect, wholly owned subsidiary of CBM Joint Venture LLC (the "Joint Venture"), a Delaware limited liability company that is a joint venture between MI CBM Investor LLC, a Delaware limited liability company and a wholly owned indirect subsidiary of Marriott International, Inc., a Delaware corporation ("Marriott International"), and Rockledge Hotel Properties, Inc., a Delaware corporation ("Rockledge") (through wholly owned subsidiaries), to purchase (the "Purchase Offer") all outstanding units of limited partnership interest in Courtyard by Marriott II Limited Partnership, a Delaware limited partnership (the "Partnership") other than units owned by the general partner, at $147,959 per unit (or a pro rata portion thereof) in cash, upon the terms and subject to the conditions set forth in the Purchase Offer and Consent Solicitation dated ________, 2000 and the related Proof of Claim, Assignment and Release, copies of which are attached hereto as Exhibits (a) (1) and (a) (2), respectively (which, as amended or supplemented from time to time, are collectively herein referred to as the "Purchase Offer and Consent Solicitation"). If the court approves legal fees and expenses of approximately $29,000 per unit to counsel to the class action plaintiffs in the Milkes Litigation (as defined in the Purchase Offer and Consent Solicitation), the net amount that each holder that is a class member will receive is approximately $119,000 per unit (or a pro rata portion thereof) (the "Net Settlement Amount"). The Net Settlement Amount to be received by any holder in the Purchase Offer or the Merger (as defined below) will be reduced by any amount owed by the holder on the original purchase price of such unit. In the Merger, each outstanding unit (or partial unit) held by a holder who elects not to participate in the Settlement (as defined in the Purchase Offer and Consent Solicitation) will be converted into the right to receive a cash amount equal to the appraised value of such unit (or a pro rata portion thereof), not including any amount relating to the claims asserted in the class action litigation and reduced by any amount owed by the holder on the original purchase price of such unit.

     The Purchase Offer and Consent Solicitation also relates to the solicitation by the general partner of the Partnership of consents to a merger of a subsidiary of the Joint Venture with and into the Partnership (the "Merger") and to certain amendments to the Partnership's Partnership Agreement.

     The information in the Purchase Offer and Consent Solicitation including all schedules and annexes thereto, is hereby expressly incorporated by reference as set forth below.

ITEM 1.  SUMMARY TERM SHEET.

         The information set forth in the section of the Purchase Offer and Consent Solicitation captioned "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The information set forth in the section of the Purchase Offer and Consent Solicitation captioned "The Settlement -- Certain Information Concerning the Partnership" is incorporated herein by reference.

         (b) The information set forth in the sections of the Purchase Offer and Consent Solicitation captioned "Summary Term Sheet" and "The Written Consents -- Record Date and Outstanding Units" is incorporated herein by reference.

         (c) The information set forth in the section of the Purchase Offer and Consent Solicitation captioned "The Purchase Offer -- Market for the Partnership's Limited Partnership Units and Related Security Holder Matters" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The information set forth in the section of the Purchase Offer and Consent Solicitation captioned "The Settlement -- Certain Information Concerning the Purchaser, the Joint Venture, Marriott International, MI Investor and Rockledge" and Schedule I to the Purchase Offer and Consent Solicitation captioned "Directors and Executive Officers of Marriott International, Inc., MI CBM Investor LLC, Rockledge Hotel Properties, Inc., CBM Joint Venture LLC and CBM II Holdings LLC" is incorporated herein by reference.

         (b) The information set forth in the section of the Purchase Offer and Consent Solicitation and Consent Solicitation captioned "The
         Settlement -- Certain Information concerning the Purchaser, the Joint Venture, Marriott International, MI Investor and Rockledge" and
         Schedule I to the Purchase Offer and Consent Solicitation captioned "Directors and Executive Officers of Marriott International, Inc., MI CBM Investor LLC, Rockledge Hotel Properties, Inc., CBM Joint Venture LLC and CBM II Holdings LLC" is incorporated herein by reference.

         (c) The information set forth in the section of the Purchase Offer and Consent Solicitation captioned "The Settlement -- Certain Information Concerning the Purchaser, the Joint Venture, Marriott International, MI Investor and Rockledge" and Schedule I to the Purchase Offer and Consent Solicitation captioned "Directors and Executive Officers of Marriott International, Inc., MI CBM Investor LLC, Rockledge Hotel Properties, Inc., CBM Joint Venture LLC and CBM II Holdings LLC" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in the sections of the Purchase Offer and Consent Solicitation captioned "Summary Term Sheet," "The Settlement -- Purpose and Structure of the Purchase Offer, Merger and Amendments," "The Settlement -- The Merger," "The Settlement -- The Amendments," "The Settlement -- Federal Income Tax Considerations," "The
         Settlement -- Plans for the Partnership; Certain Effects of the Purchase Offer," "The Purchase Offer -- Terms of the Purchase Offer," "The Purchase Offer -- Settlement Fund; Acceptance for Payment;
         Payment for Units," "The Purchase Offer -- Procedures for Accepting the Purchase Offer and Tendering Units," "The Purchase Offer -- Withdrawal Rights," "The Written Consents -- Effective Time of the Merger," "The Written Consents --Effective Time of the Amendments" is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) The information set forth in the section of the Purchase Offer and Consent Solicitation captioned "The Settlement -- Certain Transactions with the Partnership," "The Settlement -- Certain Information Concerning the Purchaser, the Joint Venture, Marriott International, MI Investor and Rockledge" and Schedule I to the Purchase Offer and Consent Solicitation captioned "Directors and Executive Officers of Marriott International, Inc., MI CBM Investor LLC, Rockledge Hotel Properties, Inc., CBM Joint Venture LLC and CBM II Holdings LLC" is incorporated herein by reference.

         (b) The information set forth in the sections of the Purchase Offer and Consent Solicitation captioned "The Settlement -- Background of the Settlement" and "The Settlement -- Plans for the Partnership; Certain Effects of the Purchase Offer" is incorporated herein by reference.

ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) and (c) (1) -- (7) The information set forth in the sections of the Purchase Offer and Consent Solicitation captioned "The Settlement -- Background of the Settlement," "The Settlement -- The Merger," "The Settlement -- Plans for the Partnership; Certain Effects of the Purchase Offer" and "The Written Consents -- Rights of Appraisal" is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a), (b) and (d) The information set forth in the section of the Purchase Offer and Consent Solicitation captioned "The Settlement -- Source and Amount of Funds" is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) and (b) The information set forth in the section of the Purchase Offer and Consent Solicitation captioned "The Settlement -- Security Ownership and Certain Beneficial Owners and Management" is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) The information set forth in the section of the Purchase Offer and Consent Solicitation captioned "Other Matters -- Fees and Expenses" is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

         (a) The financial statements of the Purchaser, the Joint Venture, Marriott International, MI Investor and Rockledge are not material to the Purchase Offer.

         (b) The pro forma financial statements of the Purchaser, the Joint Venture, Marriott International, MI Investor, and Rockledge are not material to the Purchase Offer.


ITEM 11.   ADDITIONAL INFORMATION

         (a) (1) The information set forth in the section of the Purchase Offer and Consent Solicitation captioned "The Settlement -- Background of the Settlement" and "The Settlement -- The Settlement Agreement" is incorporated herein by reference.

         (a) (2) - (3) The information set forth in the section of the Purchase Offer and Consent Solicitation captioned "The Settlement -- Regulatory Matters" is incorporated herein by reference.

         (a) (4)   None

         (a) (5) The information set forth in the section of the Purchase Offer and Consent Solicitation captioned "The Settlement -- Background of the Settlement" and "The Settlement -- The Settlement Agreement" is incorporated herein by reference.

         (b) The information set forth in the Purchase Offer and Consent Solicitation and the Proof of Claim, Assignment and Release is incorporated herein by reference.

ITEM 12.  MATERIALS TO BE FILED AS EXHIBITS.

(a) (1) Purchase Offer and Consent Solicitation dated __________, 2000.
(a) (2) Proof of Claim, Assignment and Release.
(a) (3) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
        Other Nominees.
(a) (4) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a) (5) Guidelines Regarding Taxpayer Identification Number.
(a) (6) Summary advertisement.*
(b)     Not applicable.
(c)     Not applicable.
(d) (1) Form of Agreement and Plan of Merger by and between the Partnership and the Joint Venture.*
(d) (2) Settlement Agreement dated as of March 9, 2000 among the Milkes Plaintiffs (as defined therein), the Haas Plaintiffs (as defined therein), the Palm and Equity Intervenors (as defined therein) and the Defendants (as defined therein), each by and through their respective counsel of record.*
(g)     Not applicable.
(h)     Not applicable.
__________________
* To be filed by amendment.

ITEM 13  INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

                                   SIGNATURES


     After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  May 11, 2000                 CBM II HOLDINGS LLC
                                   By: CBM Joint Venture LLC

                                          By: Rockledge Hotel Properties, Inc.


                                          By: /s/ C.G. Townsend
                                              ---------------------------
                                              Name: C.G. Townsend
                                              Title: Vice President


                                          By: MI CBM Investor LLC


                                          By: /s/ C.B. Handlon
                                              ---------------------------
                                              Name: Carolyn B. Handlon
                                              Title:  Manager and Treasurer


                                   CBM JOINT VENTURE LLC
                                   By: Rockledge Hotel Properties, Inc.


                                          By: /s/ C.G. Townsend
                                              ---------------------------
                                              Name: C.G. Townsend
                                              Title: Vice President


                                   By: MI CBM Investor LLC


                                          By: /s/ C.B. Handlon
                                              ---------------------------
                                              Name: Carolyn B. Handlon
                                              Title: Manager and Treasurer


                                   MARRIOTT INTERNATIONAL, INC.


                                   By: /s/ C.B. Handlon
                                       --------------------------------
                                       Name: Carolyn B. Handlon
                                       Title: Vice President and Treasurer



                                   MI CBM INVESTOR LLC


                                   By: /s/ C.B. Handlon
                                       ----------------------
                                       Name: Carolyn B. Handlon
                                       Title: Manager and Treasurer

                                   ROCKLEDGE HOTEL PROPERTIES, INC.


                                   By: /s/ C.G. Townsend
                                       -----------------
                                       Name: C.G. Townsend
                                       Title: Vice President

                                 EXHIBIT INDEX


(a) (1)   Purchase Offer and Consent Solicitation dated ____________, 2000.

(a) (2)   Proof of Claim, Assignment and Release.

(a) (3) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a) (4) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a) (5)   Guidelines Regarding Taxpayer Identification Number.

(a) (6)   Summary advertisement.*

(d) (1) Form of Agreement and Plan of Merger by and between the Partnership and the Joint Venture.*

(d) (2) Settlement Agreement dated as of March 9, 2000 among the Milkes Plaintiffs (as defined therein), the Haas Plaintiffs (as defined therein), the Palm and Equity Intervenors (as defined therein) and the Defendants (as defined therein), each by and through their respective counsel of record.*
__________________
*         To be filed by amendment.